02038910

PE
08/22/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2002.

Leader Capital Corp.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __x__ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No __x__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADER CAPITAL CORP.

Date: August 21, 2002

By ________________
Name: Magaly Bianchini
Title: Director

FINANCIAL STATEMENTS OF

LEADER CAPITAL CORP.

YEARS ENDED MARCH 31, 2002 AND 2001

AUDITORS' REPORT
To the Shareholders of
Leader Capital Corp.

We have audited the balance sheets of Leader Capital Corp. as at March 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2002 and 2001 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

SMITH, NIXON & CO. LLP
("Signed")

TORONTO, ONTARIO
June 28, 2002

CHARTERED ACCOUNTANTS

LEADER CAPITAL CORP.

BALANCE SHEETS AS AT MARCH 31, 2002 AND 2001

	2002	2001
ASSETS		
Development properties (Note 3)	$ 2,604,111	$ 2,722,876
Rental properties (Note 4)	-	169,562
Cash and equivalents	883,367	1,091,690
Loans receivable (Note 5)	186,207	-
Accounts receivable	11,793	48,795
Prepaid expenses	7,985	78,325
	$ 3,693,463	$ 4,111,248
LIABILITIES		
Mortgages payable (Note 6)	$ -	$ 105,283
Accounts payable and accrued liabilities	55,603	33,281
	55,603	138,564
SHAREHOLDERS' EQUITY		
Capital stock (Note 7)	4,663,459	4,663,459
Deficit	(1,025,599)	(690,775)
	3,637,860	3,972,684
	$ 3,693,463	$ 4,111,248

Signed on Behalf of the Board

Director   Director

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORP.
STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
REVENUE		
Rental income	$ 17,247	$ 31,767
Interest	39,077	27,873
Gain on sale of rental properties	11,868	-
Gain on sale of development property	-	147,379
Gain on sale of subsidiary (Note 2)	-	208,823
Sales of housing (Note 2)	-	718,055
	68,192	1,133,897
COSTS AND EXPENSES		
Mortgage interest - rental properties	3,177	18,361
Rental property taxes, maintenance fees and repairs	6,814	22,879
Amortization of rental properties	2,165	9,427
Loss on sale of rental properties	-	33,828
Write down of rental properties	-	15,000
Administration and general	185,860	216,080
Cost of housing sold (Note 2)	-	671,876
Write down of development property	205,000	250,000
	403,016	1,237,451
NET LOSS FOR THE YEAR	(334,824)	(103,554)
DEFICIT - BEGINNING OF YEAR	(690,775)	(587,221)
DEFICIT - END OF YEAR	$ (1,025,599)	$ (690,775)
NET LOSS PER SHARE	$ (0.03)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	11,929,432	11,929,432

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002 AND 2001

	2002	2001
CASH PROVIDED BY (USED IN)		
OPERATIONS		
Net loss for the year	$ (334,824)	$ (103,554)
Items not involving current cash flows -		
Amortization of rental properties	2,165	9,427
Gain on sale of properties	(11,868)	(113,551)
Write down of properties	205,000	265,000
Gain on sale of subsidiary	-	(208,823)
Properties under development less recovery on sales	(86,235)	165,731
	(225,762)	14,230
Net change in non-cash working capital -		
Accounts receivable	37,002	(41,611)
Prepaid expenses	70,340	(77,248)
Accounts payable and accrued liabilities	22,322	(96,770)
Deferred revenue	-	(5,000)
	(96,098)	(206,399)
INVESTING ACTIVITIES		
Proceeds on sale of property	-	401,352
Proceeds on sale of subsidiary	-	1,044,118
Proceeds on sale of rental properties	179,265	205,308
Loans receivable	(186,207)	-
	(6,942)	1,650,778
FINANCING ACTIVITY		
Repayment of mortgages payable	(105,283)	(460,408)
NET CHANGE IN CASH AND EQUIVALENTS DURING THE YEAR	(208,323)	983,971
CASH AND EQUIVALENTS - BEGINNING OF YEAR	1,091,690	107,719
CASH AND EQUIVALENTS - END OF YEAR	$ 883,367	$ 1,091,690
SUPPLEMENTARY INFORMATION		
Interest paid	$ 3,502	$ 21,481

The accompanying notes are an integral part of these financial statements.

LEADER CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

The significant policies used in the preparation of these financial statements conform, in all material respects, to Canadian generally accepted accounting principles and include the standards of disclosure as recommended by the Canadian Institute of Public Real Estate Companies (CIPREC).

(b) Use of Estimates

The preparation of financial statements under Canadian generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Development Properties

Properties are recorded at the lower of cost and net realizable value.

All costs related to property held for development and sale are capitalized. These costs include mortgage interest, property taxes, construction management fees and supervisory costs. Ancillary income relating specifically to such properties is treated as a reduction of costs.

(d) Rental Properties

Rental operations comprised the rental of condominium units and related costs. Amortization of the cost of rental units is provided for on a straight line basis over 40 years.

(e) Revenue Recognition

Income from the sale of land and properties is recorded when the collection of sales proceeds is reasonably assured and all other significant conditions are met. Rental income is recorded on the accrual basis.

(f) Financial Instruments

The carrying value of financial assets and liabilities approximate their respective fair values.

2. DISPOSITION OF ROYAL ORCHARDS ESTATES (BEAMSVILLE) LTD.

During the year ended March 31, 2001, the Company sold its 100% interest in Royal Orchard Estates (Beamsville) Ltd. to a related party for cash consideration of $1,267,910 and forgiveness of debt of $34,926. The results of operations from April 1, 2000 until disposition along with the resulting gain on sale have been included in the statement of operations for the year ended March 31, 2001.

3. DEVELOPMENT PROPERTIES

	2002	2001
Property held for development and for sale:		
St. Catharines, Ontario	$ 844,292	$ 841,125
Gatineau, Quebec	1,759,819	1,881,751
	$ 2,604,111	$ 2,722,876

Under terms of an option agreement dated February 24, 2000, the beneficiary was granted the right to purchase a certain parcel of land located in Gatineau, Quebec. The option on the first phase was exercised and a parcel of land representing approximately 12% of the total property was sold during 2001.

Subsequent to March 31, 2002, the Company formalized an option agreement to sell the balance of the property in Gatineau, Quebec. A write down of $205,000 has been charged to operations to adjust the carrying value of the property to its estimated net realizable value upon the exercising of all outstanding options.

During the year ended March 31, 2001 a write down of $250,000 was charged to operations relating to the St. Catharines property to adjust the carrying value to its estmated net realizable value.

4. RENTAL PROPERTIES

	2002 Net	2001 Net
Land	$ -	$ 20,500
Condominiums	-	149,062
	$ -	$ 169,562

The Company disposed of its remaining rental properties during the year ended March 31, 2002.

5. LOANS RECEIVABLE

Series of demand loans secured by real estate bearing interest at 5% per annum.

6. MORTGAGES PAYABLE

	2002	2001
7.45% first mortgages on the rental properties, repayable in monthly instalments of $1,100, principal and interest. The mortgages were repaid during the year.	$ -	$ 105,283

7. CAPITAL STOCK

(a) **Authorized -**
Unlimited number of common shares.
Unlimited number of Class A shares.

(b) Issued - common shares

	Number of Shares	Amount
Balance - March 31, 2002, 2001 and 2000	11,929,432	$ 4,663,459

(c) **Stock Options**

At March 31, 2002, options were outstanding to directors to purchase 1,161,300 common shares at $0.17 per share, exercisable on or before December 7, 2005.

8. TAX LOSSES CARRIED FORWARD

Company has accumulated non-capital losses for income tax purposes of approximately $557,166 which can be carried forward to be applied against future taxable income. The benefit of these losses has not been recorded in the financial statements. The losses expire as follows:

2006	$ 73,087
2007	204,573
2008	114,664
2009	164,842
	$ 557,166

9. AMALGAMATION

Effective April 1, 2001 Leader Capital Corp. amalgamated with its wholly-owned subsidiary, Leader Land Corporation, to carry on business under the name Leader Capital Corp..

10. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2002 financial statements.